Exhibit 99.1

Allot Communications Announces Yigal Jacoby
as New Chairman of the Board

HOD HASHARON, Israel, November 10, 2016. Allot Communications Ltd. (NASDAQ: ALLT, TASE: ALLT), a leading global provider of security and monetization solutions that enable service providers to protect and personalize the digital experience, today announced that its Board of Directors has elected Mr. Yigal Jacoby as its new Chairman.

Mr. Jacoby co-founded Allot in 1996 and served as its CEO until 2006, as Chairman of the Board until 2008, and as a Board member since. In recent years, he invested in and worked with several startup companies primarily in the Mobile, Media, and Security industries.

Mr. Jacoby succeeds Mr. Shraga Katz, who has served as chairman of the Board since 2008.

"I am honored to have worked with Shraga Katz and greatly appreciate his contribution to the company and to me personally,” commented Andrei Elefant, President & CEO of Allot Communications “I am excited to have Mr. Jacoby return to the Chairman position and I am confident that the company will benefit from his vast experience, entrepreneurial spirit and understanding of market trends. Furthermore, his insight as founder of Allot is second to none. This experience will be particularly valuable at the critical juncture we are currently in, given the changes in our market place and within our organization, as we continue our shift towards security solutions.”

“Allot has always been a pioneer in its industry with unique value added solutions. This continues today with its innovative approach to security solutions.” Stated Yigal Jacoby “I would like to thank Shraga for his contribution to the company and achievements over the past 8 years, and I am very excited to assume the role of Chairman and to continue to serve the company. I have great confidence in Allot's people, technology and vision.”

About Allot Communications

Allot Communications (NASDAQ: ALLT, TASE: ALLT) is a leading provider of security and monetization solutions that enables service providers to protect and personalize the digital experience. Allot’s flexible and highly scalable service delivery framework leverages the intelligence in data networks, enabling service providers to get closer to their customers, safeguard network assets and users, and accelerate time-to-revenue for value-added services. We employ innovative technology, proven know-how and a collaborative approach to provide the right solution for every network environment. Allot solutions are currently deployed at 5 of the top 10 global mobile operators and in thousands of CSP and enterprise networks worldwide. For more information, please visit www.allot.com

Safe Harbor Statement
This release contains forward-looking statements, which express the current beliefs and expectations of Company management. Such statements involve a number of known and unknown risks and uncertainties that could cause our future results, performance or achievements to differ significantly from the results, performance or achievements set forth in such forward-looking statements. Important factors that could cause or contribute to such differences include risks relating to: our ability to compete successfully with other companies offering competing technologies; the loss of one or more significant customers; consolidation of, and strategic alliances by, our competitors, government regulation; the timing of completion of key project milestones which impact the timing of our revenue recognition; lower demand for key value-added services; our ability to keep pace with advances in technology and to add new features and value-added services; managing lengthy sales cycles; operational risks associated with large projects; our dependence on third party channel partners for a material portion of our revenues; and other factors discussed under the heading “Risk Factors” in the Company’s annual report on Form 20-F filed with the Securities and Exchange Commission. Forward-looking statements in this release are made pursuant to the safe harbor provisions contained in the Private Securities Litigation Reform Act of 1995. These forward-looking statements are made only as of the date hereof, and the company undertakes no obligation to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise.

Investor Relations Contact: GK Investor Relations Ehud Helft/Gavriel Frohwein +1 646 688 3559 allot@gkir.com	Public Relations Contact: Sigalit Orr Director of Marketing Communications +972 (9) 761 9171 sorr@allot.com